August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Cheryl Brown; Daniel Morris

Re:	Contango ORE, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed July 11, 2024

File No. 333-280509

Dear Ms. Brown and Mr. Morris:

Set forth below is the response of Contango ORE, Inc. (the “Company”) to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 18, 2024 with respect to the above-referenced Registration Statement on Form S-3 filed with the Commission on June 26, 2024 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on July 11, 2024 (“Amendment No. 1”).

The Company has filed, via EDGAR, this correspondence and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such response is to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-3

Selling Stockholders, page 17

1.	Please revise this section to identify the selling stockholders or tell us why you believe you are not required to do so. Refer to General Instruction G of Form S-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with respect to registered HighGold securityholders who held their shares directly with HighGold, it furnished in the Selling Stockholders section of Amendment No. 2 the information required by Item 507 of Regulation S-K or, as allowed by Telephone Interpretation No. I.59 in the Staff’s “Manual of Publicly Available Telephone Interpretations”, grouped together the

516 2nd Avenue, Suite 401, Fairbanks, AK 99701

Telephone 907-888-4273 • www.contangoore.com

NYSE-A: CTGO

U.S. Securities and Exchange Commission August 20, 2024 Page 2

remaining stockholders whose aggregate holding are less than 1% of the class. With respect to beneficial owner HighGold securityholders who held their shares indirectly through a bank or broker-dealer, the Company, as permitted by General Instruction G of Form S-3, referred to such holders in a generic manner, in lieu of identifying them prior to effectiveness of the Registration Statement, by identifying the initial transaction in which the securities were sold. Following effectiveness of the Registration Statement, for such stockholders for whom an exemption from the registration requirements of the Securities Act is not available, the Company proposes to include in a prospectus supplement, a post-effective amendment to the Registration Statement, or in other filings with the Commission incorporated into the Registration Statement by reference the names of previously unidentified selling stockholders and amounts of securities that they intend to sell.

The Company notes that, by virtue of being eligible to register primary offerings on Form S-3 pursuant to General Instruction I.B.1 and registering the subject securities offerings in the Registration Statement pursuant to General Instruction I.B.3, it is eligible for the accommodation in General Instruction G of Form S-3, as permitted by Rule 430B(b) (i.e., the reference to beneficial owners of HighGold securityholders who held their shares indirectly through a bank or broker-dealer in a generic manner, in lieu of identifying them prior to effectiveness of the Registration Statement).

The Company acknowledges that at the time the Registration Statement was originally filed on June 26, 2024 it did not satisfy the condition in General Instruction G that the offering of the securities being registered on behalf of the selling securityholders have been completed, and that such securities have been issued and outstanding prior to the original date of filing the registration statement covering the resale of such securities. However, it was always the intent of the Company to file an amendment to the Registration Statement containing the information necessary for such filing to be complete (e.g., the number of shares of common stock being registered, the details and final amounts of the HighGold Acquisition, etc.) after the HighGold Acquisition closed and the relevant details were known. At the time the Company filed Amendment No. 1 on July 11, 2024, the HighGold Acquisition had closed and the shares of the Company’s common stock issued to HighGold securityholders in reliance upon the registration exemption in Section 3(a)(10) of the Securities Act, which shares were issued and outstanding prior to such filing, had been completed. Because the condition in General Instruction G referenced above was met at such point, the Company asserts that it should be eligible for the accommodation in General Instruction G referenced above.

The Company supplementally notes that its facts and circumstances are consistent with at least one other resale registration statement on Form S-3 that was declared effective by the Commission, despite not initially meeting the conditions (i.e., Rules 430B(b)(2)(i) and (ii)) for the accommodation in General Instruction G. See Form S-3 (File No. 333-177535) of InnerWorkings, Inc. (CIK No. 1350381), initially filed on October 27, 2011, as amended on December 22, 2011 and January 13, 2012, which was declared effective on January 26, 2012, as well as its response letter to the Commission dated and filed on December 22, 2011.

U.S. Securities and Exchange Commission August 20, 2024 Page 3

* * * * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me at (604) 671-4614 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Clark
Name: Michael Clark
Title: Chief Financial Officer and Secretary

cc:	Rick Van Nieuwenhuyse, Contango ORE, Inc.

Tim Samson, Holland & Knight LLP

Paul Monsour, Holland & Knight LLP